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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                            PARLUX FRAGRANCES, INC.
________________________________________________________________________________
                               (Name of Issuer)


                                 Common Stock
________________________________________________________________________________
                         (Title of Class of Securities)


                                   701645103
        _______________________________________________________________
                                (CUSIP Number)

                             John F. Ballard, Esq.
                    Buckingham, Doolittle & Burroughs, LLP
                       One Cleveland Center - Suite 1700
                                1375 E. 9th St.
                              Cleveland, OH 44114
                                (216) 621-5300
________________________________________________________________________________
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                October 5, 1999
        _______________________________________________________________
            (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 701645103                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      North Shore Associates, L.P. (TIN: 11-3090062)
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5    TO ITEMS 2(d) or 2(e) [_]

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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          941,600 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          941,600 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10

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                                       2
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      941,600 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                         [_]
12
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      7.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
          *SEE INSTRUCTIONS BEFORE FILLING OUT! INCLUDE BOTH SIDES OF
          THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS)
                OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This statement on Schedule 13D is hereby amended as follows:

Item 5. Interest in Securities of the Issuer

North Shore beneficially owns 941,600, shares (the "Shares"), or approximately 7.2% of the outstanding stock of the issuer. North Shore has the sole power to vote and direct the disposition of the Shares; except that, by virtue of their control relationships as described in Item 2, above, NSA, North Country and Mr. Siegler have the power, directly or indirectly, to control the voting and disposition of such Shares. Such 941,600 Shares includes 2,000 Shares held in an IRA Account maintained by Mr. Siegler.

North Shore has engaged in the following transactions, all of which were effectuated on the NASDAQ Stock Market, in the Issuer's Common Stock in the last sixty days:

              Date            No. of Shares         Price Per Share
              ----            -------------         ---------------
            09/24/99              6,600                   2.07
            09/30/99             22,000                   2.27
            10/04/99             16,000                   2.30
            10/05/99             40,000                   2.35

                                       3
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Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.


October 4, 1999                 NORTH SHORE ASSOCIATES, L.P.
                                By: NSA MANAGEMENT, L.P., General Partner
                                By: NORTH COUNTRY CAPITAL CORP., General Partner
                                By: /s/ Robert H. Siegler
                                    --------------------------------------------
                                    Robert H. Siegler, President

                                       4